Paris, December 20, 2006

Publicis Groupe to Acquire Digitas Inc. in $1.3 billion
Transaction

Acquisition to make Publicis Groupe a world leader
in Digital and Interactive Communications

•	Publicis Groupe and Digitas Inc. have signed a definitive agreement on Wednesday, Dec. 20, under which Publicis Groupe proposes to acquire 100% of the shares of Digitas Inc. through a friendly cash tender offer.

•	Publicis Groupe will pay Digitas Inc. shareholders $13.50 for each Digitas Inc. share, in a transaction valued at $1.3 billion.

•	The transaction has received the unanimous approval of the Boards of Directors of the two companies.

•	The Digitas Inc. Board of Directors unanimously recommends that its shareholders accept the Publicis Groupe tender offer.

•	Digitas Inc. calls the offer highly attractive for its shareholders: the offer price represents a premium of 23.5% over the stock market price of Digitas Inc. on December 19, 2006 and 29.1% relative to the average price over the prior three months.

•	The Digitas Inc. acquisition is expected to be accretive for Publicis Groupe on an operating margin (EBITA) per share basis by approximately 4% in 2007 and by approximately 6% in 2008, and accretive on a fully diluted EPS basis from 2008 onward (with cautious assumptions on cost synergies and assuming no revenue synergy).

•	Because digital and interactive will account for more than 10% of global communications investments in 2010 , tomorrow’s key players are staking out today their positions. Digitas Inc., with its rich pool of unparalleled talent, will give Publicis Groupe a powerful growth engine in the years ahead.

*Worldwide advertising market 2006 (e): 423 billion US$ - source ZenithOptimedi

Maurice Lévy, Chairman and CEO of Publicis Groupe, said:

“We have been seeking to make an important strategic acquisition which could really boost our presence in the digital marketplace. The acquisition of Digitas Inc. allows us to immediately attain our goal of being one step closer to the future. With Digitas, Modem Media and Medical Broadcasting Company, Publicis Groupe becomes a world leader in digital communications. The strong relations forged over the recent months with David Kenny and his management team will benefit all of our respective stakeholders – clients, talent, and shareholders. And because of the friendly and cooperative spirit of this transaction, we look forward to a very successful and seamless integration. David Kenny and his teams have developed communication programs for their clients which are at the cutting edge of technological innovation. They have fashioned highly efficient tools for measurement and optimization of marketing plans and for improving return on investment. These are highly sought-after capabilities that I will be thrilled to have within Publicis Groupe once the transaction is completed. In addition, David will join our Executive Committee (the P12) and will be put in charge of the interactive and digital strategy of Publicis Groupe. Our goal is to offer to all our clients a complete range of interactive and digital marketing and communications services in a holistic approach.

“We also intend to roll out Digitas Inc.’s capabilities on a global scale in order to cement our leadership position worldwide. This operation will constitute a powerful growth engine for all of Publicis Groupe in a context in which digital and interactive marketing and communications should represent more than 10%* of all worldwide investment by 2010,” Mr. Lévy stated.

David Kenny, Chairman and CEO of Digitas Inc. added:

“We believe this transaction provides substantial value to our shareholders as well as strategic advantages for the combined companies. By joining Publicis Groupe, we are bringing together key assets and strengths in order to capture a larger share of a sector which is expanding dramatically. We are very excited about the new and promising career opportunities this transaction will offer our talent. At the same time, we are strengthening our relations with clients through access to the rich resources of Publicis Groupe. We will be able to realize our goal of deploying our capabilities on a global scale through the international networks of Publicis Groupe as well as bolstering our relations with the major online media companies thanks to Starcom MediaVest Group and ZenithOptimedia. What will really make a positive difference is the truly warm welcome we are receiving from Publicis Groupe, whose culture perfectly fits ours. We have great respect for Publicis Groupe and for Maurice Lévy and what he has built over the last ten years. The way the Groupe grooms, develops and manages talent is extremely impressive. Our people will discover new and greater professional opportunities and our clients will discover new services. That is why I am so enthusiastic about this combination.”

* Worldwide advertising market 2006 (e): 423 billion US$ - source ZenithOptimedia

Paris and Boston, December 20, 2006 – Publicis Groupe (Euronext Paris: FR0000130577 and NYSE: PUB) and Digitas Inc. (NASDAQ: DTAS) have signed a definitive merger agreement today for Publicis Groupe to acquire Digitas Inc. for $13.50 a share, in an all-cash transaction valued at $1.3 billion. The purchase price represents a 23.5% premium to the closing price of Digitas Inc.’s shares on December 19, 2006, and a 29% premium to the three-month trading average of Digitas Inc. shares. The transaction, which has been unanimously approved by the respective Boards of Directors of Publicis Groupe and Digitas Inc., will be effected through a cash tender offer that is expected to commence shortly. The Digitas Inc. Board of Directors has unanimously recommended that its shareholders accept the offer, pursuant to the tender offer information that will be sent to Digitas Inc.’s shareholders.

1 – The Strategic Framework of the Acquisition

•	This transaction is completely in line with the strategy announced by Publicis Groupe to enhance its position in the fastest-growing part of the marketing services and communications market: the digital, interactive and mobile sector.

•	By combining its global reach and strengths with those of Digitas Inc., Publicis Groupe becomes one of the world’s leading players in digital communications and marketing services.

•	With such a complementary acquisition, Publicis Groupe will be better able to service its clients and bring them closer to the digital future.

2 – Strategic and Operational Advantages

•	Digitas Inc. clients will be able to benefit from the global infrastructure of the Groupe and its networks – Publicis Worldwide, Saatchi & Saatchi, Leo Burnett, Publicis Groupe Media (PGM - Starcom MediaVest Group and ZenithOptimedia), and the diverse activities of SAMS (Specialized Agencies and Marketing Services): Publicis Healthcare Communications Group-PHCG, Publicis Public Relations & Corporate Communications Group-PRCC, Publicis Events Worldwide, etc.

•	Publicis Groupe clients will benefit from cutting-edge expertise developed by Digitas Inc. in the field of measurement and optimization tools, and from a rich pool of talent that is unparalleled in the industry.

•	Publicis Groupe will have a more pronounced “digital” profile, and marketing services will account for 34% of the group’s revenue – compared with today’s 28%.This is in line with the transformation already well underway over the last few years to make digital communications part of the core growth strategy of Publicis Groupe’s activities in advertising, media and marketing services. This transformation has been strengthened recently by the acquisition of Solutions (India), Betterway (China), Pole Nord (France) and Atlanta-based Moxie Interactive, as well as by the launch of Denuo (USA).

•	Following the acquisition of Digitas Inc., digital and interactive operations will represent approximately 15% of total revenues for Publicis Groupe.

•	Furthermore, the partnerships developed with major portals and online media companies, such as Google, Yahoo! and MSN among others, will be strengthened – to the benefit of clients.

•	New technology platforms to be rolled out globally will make available cutting edge technology solutions in a cost efficient way

3. Synergies

This transaction is expected to benefit from numerous synergies, including:

•	Revenue growth through the extension of more complete offerings to the two companies’ respective clients.

•	The international roll-out of Digitas Inc. capabilities will benefit from Publicis Groupe’s global infrastructure.

•	The identification, recruitment and training of talents in the digital and interactive universe thanks to the methods developed by Digitas Inc. (more than 20 proprietary training programs) and an unmatched training infrastructure.

•	Synergies in services should generate substantial savings starting in 2008, although synergies in 2007 are conservatively assumed to be offset by restructuring costs.

4. Publicis Groupe’s financial objective

Publicis Groupe’s operating margin target of 16.7% in 2008 remains unchanged.

The acquisition is expected to be accretive for Publicis Groupe on an EBITA per share basis by approximately 4% in 2007 and by approximately 6% in 2008, and accretive from 2008 onward on a fully diluted EPS basis based on cautious cost synergies assumptions and before any revenue synergy.

* * *

5 – About Digitas Inc.

Digitas Inc., founded in 1980, and listed on NASDAQ since 2000, is headquartered in Boston and today counts 2,050 employees. It is one of the United States’ leaders in digital and direct marketing. The group is comprised of three agencies:

•	Digitas is one of the country's leading digital and direct marketing agencies. Digitas offers marketing services and strategy to design, build and run the marketing engines that drive customer acquisition, cross-sell, loyalty, affinity and care operations across digital and traditional media for world-leading brands. Known for its blend of strategy, creativity, execution and measurement, Digitas is a four-time Cannes Lions Award winner in both Cyber and Direct categories. It is led by Laura Lang.

•	Medical Broadcasting LLC (MBC) is a leading full-service healthcare vertical interactive marketing agency, exclusively serving clients in the pharmaceutical, biotechnology, and medical device industries. Since 1990, MBC has created innovative, integrated marketing programs that support and improve health decision-making for both consumer and healthcare professional audiences. MBC services span from acquisition to conversion through retention and include digital marketing strategy, online media planning and buying, search engine marketing, digital video production, web development, and web analytics. It is led by David Kramer and Linda Holliday.

•	Modem Media Inc. (MM) is a digital and direct marketing agency that works with world-class companies to leverage and maximize their marketing channels to generate greater value and loyalty from their customers. Modem Media offers a range of integrated marketing services, including strategy and planning; creative design and execution; media research, planning and buying; search marketing; online and offline direct marketing; and technology enablement. Founded in 1987, Modem Media is recognized for its success in helping clients increase sales and reduce costs across their communications, selling and service activities. It is led by Martin Reidy.

Digitas Inc.’s major clients include American Express, AstraZeneca, AARP, Bristol-Myers Squibb, Cingular, Delta Air Lines, General Motors, Heineken, HP, Home Depot, IBM, InterContinental Hotels Group, Kraft Foods, Lloyds TSB, P&G, Pfizer, Sanofi-Aventis, Time Warner, Whirlpool, Wyeth, Wells Fargo.

Digitas Inc. will be an autonomous unit within Publicis Groupe. It will be led by Digitas Inc. CEO David Kenny, who will report directly to Maurice Lévy. Mr. Kenny will join the Publicis Groupe Executive Committee (P12) and will have overall responsibility for the Groupe’s digital and interactive strategy.

6 – About the Transaction

Pursuant to the definitive merger agreement, Publicis Group will commence a cash tender offer for all Digitas Inc. shares. This offer will be filed shortly with the U.S. Securities and Exchange Commission.

The commencement of the offer is expected to take place before the end of December 2006 and the offer will remain open 20 business days.

This tender offer is subject to certain conditions, including the tender of at least a majority of the fully diluted shares of Digitas Inc., clearance under the United States Hart-Scott-Rodino Antitrust Improvements Act and the German Act against Restraints of Competition and other conditions.

If all conditions to the offer are satisfied, Publicis will purchase all of the shares tendered. The balance of the Digitas Inc. shares would be acquired in one of two ways:

  If at least 90% of the outstanding shares are purchased in the offer, a short form merger would be completed in February 2007.
  If more than 50% but less than 90% of the shares are tendered into the offer, a shareholders meeting of Digitas Inc. would be necessary and a merger would be completed late in the first quarter or early in the second quarter of 2007.

As a result of the merger, Digitas Inc. will become a wholly-owned subsidiary of Publicis Groupe.

The definitive merger agreement contains no financing contingency and Publicis Groupe has represented that it has sufficient cash and credit facilities available to close the transaction.

* * *

Messier & Associés served as strategic advisor to Publicis Groupe and Citigroup Corporate and Investment Banking served as financial advisor and dealer manager for the offer to Publicis Groupe and Bear, Stearns & Co. Inc. served as financial advisor to Digitas Inc. and rendered a fairness opinion in connection with the transaction. Wachtell, Lipton, Rosen & Katz acted as legal counsel to Publicis Groupe and Goodwin Procter LLP served as legal counsel to Digitas Inc.

Additional Information

The tender offer for outstanding shares of Digitas Inc. common stock referred to in this communication has not yet commenced. This communication is neither an offer to purchase nor a solicitation of an offer to sell any securities. At the time the offer is commenced, if at all, Publicis Groupe will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and Digitas Inc. will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. Digitas Inc. stockholders are strongly advised to read the tender offer statement (including the offer to purchase, related letter of transmittal and other offer documents) and the solicitation/recommendation statement because they will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. All of these materials will be sent free of charge to all stockholders of Digitas Inc. upon request by contacting Digitas Inc. Investor Relations at investors@digitasinc.com. In addition, all of these materials (and all other materials filed by Digitas Inc. and Publicis with the Securities and Exchange Commission) will be available at no charge from the Securities and Exchange Commission through its website at http://www.sec.gov .

A Caution Concerning Forward-Looking Statements

This press release contains, in addition to historical information, certain forward-looking statements. All statements included in this press release concerning activities, events or developments that Publicis Groupe and Digitas Inc. expects, believes or anticipates will or may occur in the future are forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by forward-looking statements, including the risk that the tender offer will not close because of a failure to satisfy one or more of the closing conditions and that Digitas Inc. business will have been adversely impacted during the pendency of the tender offer. Additional information on these and other risks, uncertainties and factors is included in Digitas Inc.’ Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed with the Securities and Exchange Commission

CONFERENCE CALL

Wednesday, December 20, 2006 – 1:30 pm New-York / 7:30 pm Paris
Analysts & Media: Transaction Presentation
Maurice Lévy, David Kenny and Jean-Michel Etienne
To participate in this conference call, please call the following numbers:
• From the USA : +1 718 354 1171
• From the UK: +44 207 138 0816
• From France: +33 1 70 99 42 66

A webcast will be available on www.finance.publicisgroupe.com

* * *

Publicis Groupe (Euronext Paris: FR0000130577 and NYSE: PUB) is the world’s fourth largest communications group, as well as world’s second largest media counsel and buying group. Its activities span 104 countries on five continents.
The Groupe’s communication activities cover advertising, through three autonomous global advertising networks: Leo Burnett, Publicis, Saatchi & Saatchi, as well as through its two multi-hub networks Fallon Worldwide and 49%-owned Bartle Bogle Hegarty; media consultancy and buying through two worldwide networks ZenithOptimedia and Starcom MediaVest Group; and marketing services and specialized communications including direct marketing, public relations, corporate and financial communications, event communications, multicultural and healthcare communications with a worldwide leadership.
Web sites: www.publicisgroupe.com and www.finance.publicisgroupe.com

Digitas Inc. (NAS: DTAS) The agencies of Digitas Inc. (Nasdaq: DTAS) help blue-chip global brands develop, engage and profit from their customers through digital, direct and indirect relationships. Driving accountable and measurable relationship engines, the agencies are known for combining art (creativity and customer insight) with science (analytics, measurement and strategy) across digital and direct media. Founded in 1980, Digitas Inc. is headquartered in Boston. The Digitas agency has locations in Boston, Chicago, Detroit and New York. The Medical Broadcasting Company is located in Philadelphia. The Modem Media agency has locations in Atlanta, London, Norwalk, and San Francisco, with 2050 people for the whole group.
Web sites : www.digitasinc.com,www.digitas.com, www.mbcnet.com, and, www.modemmedia.com

Publicis Groupe Contacts:

John Rossant, VP, Communications & Public Affairs: +33 1 44 43 66 78
Eve Magnant, VP, Corporate Communications: +33 1 44 43 70 25
Pierre Bénaich, Investor Relations: +33 1 44 43 65 00

Digitas Inc. Contacts:

John Stevens, VP, Corporate Communications: +1 617 867 1451
Maggie Morris, Investor Relations: +1 617 369 8577